Exhibit 99.1

2015 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today the following corporate calendar for year 2015:

Date	Board of Directors meetings
29 April	Group results for 1st quarter 2015
31 July	Group results for 2nd quarter 2015
28 October	Group results for 3rd quarter 2015

A conference call for financial analysts is also planned on the date of each earnings announcement. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (www.fcagroup.com).

The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2014 financial statements is scheduled for 16 April 2015.

The 2015 corporate calendar is available on the corporate website (www.fcagroup.com).

London, 30 January 2015

For further information:

tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com